Mail Stop 6010

July 17, 2006

Paul S. Giordano
President and Chief Executive Officer
Security Capital Assurance Ltd.
c/o CT Corporation System
111 Eighth Avenue
New York, New York 10011

> **Re:** **Security Capital Assurance Ltd.**
> **Form S-1, Amendment 4**
> **Filed July 12, 2006**
> **File No. 333-133066**

Dear Mr. Giordano:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

After this offering, XL Capital will own up to approximately 65% . . . , page 20

1. We note the revisions you made to this risk factor pursuant to comment 10, and we reissue the comment in part because it does not appear you complied with the first two bullet points in the comment. Please clearly disclose the following:

- Shareholders will initially have preferential voting rights, but the preferential voting rights will be eliminated if certain events occur.
- The reason for which XL Capital needed to limit its voting rights: so that it would be rated separately from XLCA and XLFA despite its ownership of 65% of the common shares.

Please include this information, as well as the events that would cause XL Capital's voting restrictions to be removed, in a new, separate risk factor rather than in a bullet point within the current one. The potential fluctuation in shareholders' voting power is a different risk from the fact that XL Capital will generally have a large amount of influence on the company.

Dilution, page 38

2. Please explain to us how you calculated the net tangible book value amount as of March 31, 2006. Please expand your disclosures to clarify the number of shares outstanding used in calculating the per share amount.

Selected Combined Financial Information, page 39

3. You disclose that immediately prior to the planned offering 46,127,245 common shares with a $0.01 par value per share will be issued and outstanding, which represent 100% ownership by XL Capital. However, in the Interim Condensed Combined Balance Sheet at March 31, 2006, you disclose that 4,449 shares were issued and outstanding, consisting of 2,000 XLCA shares with a $7,500 par value per share and 2,449 XLFA shares with a $120 par value per share. Please disclose the changes to your capital structure since March 31, 2006 that resulted in 46,127,245 shares expected to be outstanding immediately prior to the planned offering. Consistent with SAB Topic 4:C, it appears you should retroactively reflect these changes in all historical common stock and per share common stock information in the filing, including your historical financial statements. Please revise your disclosure, accordingly.

Pro Forma Financial Information (Unaudited)

Supplemental Pro Forma Condensed Combined Balance Sheet, page 44

4. Please remove pro forma adjustment (b) from the adjustments column and provide a cross reference in the "pro forma (including this offering)" column to the footnote disclosure.

Notes to Pro Forma Financial Information, page 45

5. Please refer to footnote (a). It appears that the number of shares disclosed is the number of shares outstanding after the offering. Please revise or advise us.

6. You disclose that pro forma adjustment (d) provides for estimated incremental operating costs that you will incur as a standalone company. We note that historically, stock based compensation expense has been based on awards of XL Capital's ordinary shares. Please disclose the planned operation of your stock compensation program after the completion of the planned offering, including how you will terminate the existing arrangements with XL Capital, and quantify the expected impact of this program, if any, on operating results assuming adoption of SFAS 123R. Disclose the basis for your decision to exclude related adjustments from your pro forma presentation.

7. Your revised disclosure in response to prior comment five does not appear to fully address our comment. Please disclose the relationship between the pro forma adjustments to revenues and expenses and your basis for concluding that the financial impact, as reflected in the pro forma financial information for 2005 and the first quarter of 2006, will continue in the future. Disclose the relationship between your recapture of $24.1 million of previously ceded deferred premium revenue and assumption of $6.1 million of deferred premium revenue, as described in Formation Transactions, and the amounts recorded in pro forma adjustment (e). Also, describe in greater detail the business purpose for these transfers and the "certain policies" transferred.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Premium Revenue Recognition, page 63

8. Please refer to your response to prior comment nine. Your revised disclosure does not describe the methods and assumptions used to recognize revenues and expenses under ceded reinsurance contracts. You refer to a description of your premium revenue recognition for ceded reinsurance under Liquidity and Capital Resources-Ceded Reinsurance Recoverables. However, this section does not appear to adequately describe your accounting for transactions under ceded reinsurance contracts. Please provide this disclosure as previously requested. Revise your disclosure in the notes to the financial statements, as appropriate.

Liquidity and Capital Resources

Ceded Reinsurance Recoverables, page 86

9. Please refer to your response to prior comment eight. Your revised disclosure does not describe your basis for recording the reinsurance recoverables associated with your "unallocated loss reserves". Please provide this disclosure. Include a discussion of how you considered the contractual terms in your reinsurance agreements and the relevant technical accounting literature.

Duties of Directors, page 159

10. We note that in response to comment 12, you explain that the Bermuda Companies Act allows provisions limiting the liability of officers and directors, "provided that such exemption or indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer." The bottom of page 159 states that your company requires that the fraud or dishonesty be pursuant to a court's "final judgment or decree not subject to appeal."

    - Is the court judgment or decree that your bye-law requires a prerequisite for a shareholder to bring a suit? For example, must the judgment occur in a previous lawsuit that is brought, for example, by the company? Or does the court judgment or decree requirement refer to the court's decision in the shareholder lawsuit itself? Please revise the disclosure here, in both instances of this disclosure on page 162, and on page II-1 to clarify.
    - If the required final court "judgment or decree not subject to appeal" is a prerequisite, meaning it must occur before a shareholder can bring a suit, please provide us with your analysis of the legality of this bye-law since the Bermuda Companies Act does not include this provision.
    - If the required court finding refers to the court's ultimate decision in the shareholder's lawsuit, please revise the phrase stating that shareholders "waive" all claims or rights of action since the word "waive" could give investors the impression that they will be barred from bringing a lawsuit in the first place. Similarly revise both instances of this disclosure on page 162 and on page II-1.

Exhibit 8.3: Form of Opinion of Slaughter & May as to certain U.K. tax matters

11. We note that in response to comment 14, you removed from the "United Kingdom Taxation" discussion on page 167 the phrase stating that the opinion could not be "relied upon" by anyone other than the company without counsel's express written consent. Please confirm that when you file Slaughter and May's final tax opinion, it will be similarly revised.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Joseph Roesler at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael A. Becker, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, New York 10005